                                                                   File No. 070-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM U-1

                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

        (Name of companies filing this statement and address of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)

                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)



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                 The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                                   Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                             Baker Botts L.L.P.
Baker Botts L.L.P.                                    3000 One Shell Plaza
The Warner                                            Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.                        (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

                  From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "plan," "potential," "predict," "projection," "should," "will," or other similar words.

                  We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

                  The following are some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements:

    o state and federal legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry, constraints placed on our activities or business by the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), changes in laws or regulations or their application to our business and regulatory actions with respect to:

        o   approval of stranded costs;

        o   allowed rates of return;

        o   rate structures;

        o   recovery of investments; and

        o   operation and construction of facilities;

    o non-payment for our services due to financial condition of our customers, including Reliant Resources, Inc. ("Reliant Resources");

    o   the successful and timely completion of our capital projects;

    o industrial, commercial and residential growth in our service territory and changes in market demand and demographic patterns;

    o   changes in business strategy or development plans;

    o the timing and extent of changes in commodity prices, particularly natural gas;

    o   changes in interest rates or rates of inflation;

    o   unanticipated changes in operating expenses and capital expenditures;

    o   weather variations and other natural phenomena;

    o commercial bank and financial market conditions, our access to capital, the cost of such capital, receipt of certain approvals under the 1935 Act, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

    o   actions by rating agencies;

    o   legal and administrative proceedings and settlements;

    o   changes in tax laws;

    o inability of various counterparties to meet their obligations with respect to our financial instruments;

    o   any lack of effectiveness of our disclosure controls and procedures;

    o   changes in technology;

    o significant changes in our relationship with our employees, including the availability of qualified personnel and potential adverse effects if labor disputes or grievances were to occur;

    o   significant changes in critical accounting policies;

    o acts of terrorism or war, including any direct or indirect effect on our business resulting from terrorist attacks such as occurred on September 11, 2001 or any similar incidents or responses to those incidents;

    o   the availability and price of insurance;

    o the outcome of the pending securities lawsuits against us, Reliant Energy, Incorporated and Reliant Resources;

    o the ability of Reliant Resources to satisfy its indemnity obligations to us;

    o the reliability of the systems, procedures and other infrastructure necessary to operate the retail electric business in our service territory, including the systems owned and operated by the independent system operator in the market served by the Electric Reliability Council of Texas, Inc.;

    o political, legal, regulatory and economic conditions and developments in the United States; and

    o other factors we discuss in CenterPoint Energy, Inc.'s Annual Report on Form 10-K for the year ending December 31, 2002 (File No. 1-31447), including those outlined in Item 1 "Business" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Current Report of CenterPoint on Form 8-K dated as of May 12, 2003 and in this Form U-1.

                  The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.


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                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                ----

ITEM 1.           DESCRIPTION OF PROPOSED TRANSACTION.............................................................1
                  A.       BACKGROUND.............................................................................1
                  B.       THE CENTERPOINT FACILITY...............................................................2
                  C.       PROPOSED TRANSACTIONS..................................................................3
ITEM 2.           FEES, COMMISSIONS AND EXPENSES..................................................................5
ITEM 3.           APPLICABLE STATUTORY PROVISIONS.................................................................6
                  A.       APPLICABLE PROVISIONS..................................................................6
                  B.       RULE 54 ANALYSIS.......................................................................9
ITEM 4.           REGULATORY APPROVAL.............................................................................9
ITEM 5.           PROCEDURE.......................................................................................9
ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS..............................................................10
                  A.       EXHIBITS..............................................................................10
                  B.       FINANCIAL STATEMENTS..................................................................10
ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS........................................................11

                  CenterPoint Energy, Inc. ("CenterPoint") and its wholly-owned subsidiary Utility Holding, LLC (together, the "Applicants") hereby seek authority for CenterPoint to issue debt that is secured by a pledge of CenterPoint's interest in Texas Genco Holdings, Inc. in an amount of up to $2.85 billion at any one time outstanding through June 30, 2005 (the "Authorization Period"), where the proceeds of such financing transactions will be used to extend the terms of or replace, refund or refinance existing secured obligations, provided in each case that CenterPoint's total capitalization is not increased as a result of such financing transaction.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A.       Background

         CenterPoint's public-utility subsidiary companies own and operate electric generation plants, electric transmission and distribution facilities, natural gas distribution facilities and natural gas pipelines:

o CenterPoint Energy Houston Electric, LLC (the "T&D Utility") engages in the electric transmission and distribution business in a 5,000-square mile area of the Texas Gulf Coast that includes Houston.

o Texas Genco, LP owns and operates the Texas generating plants formerly belonging to the integrated electric utility that was a part of Reliant Energy, Incorporated.

o CenterPoint Energy Resources Corp. ("GasCo") owns gas distribution systems that together form one of the United States' largest natural gas distribution operations in terms of customers served. Through unincorporated divisions, GasCo provides natural gas distributions services in Louisiana, Mississippi and Texas (Entex Division), Arkansas, Louisiana, Oklahoma and Texas (Arkla Division) and Minnesota (Minnegasco Division). Through wholly owned subsidiaries, GasCo owns two interstate natural gas pipelines and gas gathering systems and provides various ancillary services.

CenterPoint also engages in financing transactions and energy-related and other functionally related businesses through its nonutility subsidiary companies.(1)

         By order dated May 28, 2003 (HCAR No. 27680) (the "Secured Financing Order"), the Securities and Exchange Commission (the "Commission") authorized CenterPoint to pledge its interest in the stock of Texas Genco Holdings, Inc. (the "Texas Genco Stock"), a Section 3(a)(1) exempt indirect holding company subsidiary of CenterPoint, in connection with the refinancing of approximately $3.85 billion of CenterPoint debt.

                  Thereafter, by order dated June 30, 2003 (HCAR No. 27692 (the "Omnibus Financing Order")), the Commission authorized CenterPoint and its Subsidiaries to engage in


----------

         (1) A list and description of the businesses of CenterPoint's non-utility subsidiaries is included in Schedule 4.1 to the Joint Registration Statement of CenterPoint and Utility Holding, LLC on Form U5B which is incorporated herein by reference.

certain financing and related transactions through June 30, 2005.(2) Among other things, the Omnibus Financing Order authorized CenterPoint to enter into:

                  transactions undertaken to extend the terms of or replace, refund or refinance existing obligations and the issuance of new obligations in exchange for existing obligations, provided in each case that the issuing entity's total capitalization is not increased as a result of such financing transaction

The Omnibus Financing Order provided, however, that: "Long-term debt issued under the requested authority will be unsecured."

B.       The CenterPoint Facility

                  On October 10, 2002, CenterPoint entered into a $3.85 billion, 364-day credit facility ("CenterPoint Facility") to replace a similar facility that had expired. The CenterPoint Facility required, among other things, two mandatory commitment reductions of $600 million, one by February 28, 2003, and the other by June 30, 2003.

                  On February 28, 2003, CenterPoint reached agreement with a syndicate of banks on a second amendment to the CenterPoint Facility ("Second Amendment"). Under the Second Amendment:

o The maturity date of the CenterPoint Facility was extended from October 2003 to June 30, 2005.

o The $1.2 billion in mandatory prepayments that would have been required in 2003 were eliminated.

o At current credit ratings, pricing for loans under the Second Amendment remains the same as under the original CenterPoint Facility.

                  As consideration to the banks for the extended maturity and the elimination of the mandatory prepayments, CenterPoint made two commitments under the Second Amendment, subject to Commission approval. First, CenterPoint agreed to grant the banks, on or before May 28, 2003, warrants to purchase 10 percent, on a fully diluted basis, of CenterPoint's common stock. Second, CenterPoint committed to grant the banks a security interest in the Texas Genco Stock. The Secured Financing Order granted the requisite authority.

                  CenterPoint has been able to extinguish the warrants by reducing the amount of the bank facility with other borrowings. The amount of the CenterPoint Facility currently is $2.846 billion.


----------

         (2) The term "Subsidiaries" refers to each existing direct or indirect subsidiary company of CenterPoint as well as to any subsidiary company that CenterPoint may form with the approval of the Commission or in reliance on rules or statutory exemptions.

C.       Proposed Transactions

         1.       Proposed Restructuring of the CenterPoint Facility

                  Based on the current favorable market conditions, CenterPoint is considering the restructuring of the $2.846 billion CenterPoint Facility to reduce the principal amount and the cost of borrowing under the facility. Depending on the response of the bank lenders, CenterPoint may renegotiate or replace the facility.

                  As noted above, the terms of the CenterPoint Facility were established on February 28, 2003. The interest rate on borrowings under the facility, currently 450 basis points over LIBOR, is based on CenterPoint's credit rating. Such borrowings are also supported by a pledge of the common stock CenterPoint owns in Texas Genco Holdings, Inc. (the "Texas Genco Stock").

                  CenterPoint believes that it is important to continue to reduce dependence on the CenterPoint Facility and the associated bank lenders, the unanimous consent of whom is currently required for many CenterPoint actions. Although the final structure has not yet been determined, it is currently contemplated that CenterPoint would repay the CenterPoint Facility with a combination of borrowings and repayments of intrasystem receivables as described below:

                  (a) CenterPoint would enter into a new, significantly smaller bank facility, currently contemplated to be approximately $1.25 billion (the "New Facility") that may be secured by a pledge of the Texas Genco Stock. Such secured interest would be subordinate to or pari passu with that of the B Loan below.

                  (b) CenterPoint would enter into a new three-year borrowing (the "B Loan") that is secured by a pledge of the Texas Genco Stock. It is contemplated that the amount of the B Loan would be at least $500 million and possibly greater than $1 billion, depending on the response of the capital markets.

                  (c) CenterPoint would issue unsecured debt under the authority in the Omnibus Financing Order; and

                  (d) The T&D Utility would issue up to $500 million in unsecured debt. The proceeds will be used to repay existing intercompany debt from the T&D Utility to CenterPoint, to repay borrowings from the money pool, to displace financing that might otherwise be done at the T&D Utility and/or for other general corporate purposes.(3)

----------

         (3) In a post-effective amendment to the Application-Declaration in File No. 70-10128, CenterPoint and its Subsidiaries are seeking a release of jurisdiction over $250 million of the T&D Utility Additional Debt Limit under the Omnibus Financing Order such that the amount of T&D Utility external debt securities will not exceed $3.603 billion at any one time outstanding during the Authorization Period, all capitalized terms as defined in the Omnibus Financing Order.

                  The proposed financing transactions are intended to reduce the effective cost of money to CenterPoint and its Subsidiaries (together, the "CenterPoint System"), as well as to reduce dependence on the lenders under the CenterPoint Facility. The transactions will not increase the overall amount of debt or adversely affect the capital structure of any entity or of the CenterPoint System as a whole. Nor will the transactions involve the grant of any new or additional security. The Texas Genco Stock that is pledged as security for the CenterPoint Facility currently will be extended to a different group of lenders; there will be no increased burden on the subject asset.

         2.       Requested Authority

                  In this matter, CenterPoint is asking the Commission for authority to issue debt that is secured by a pledge of the Texas Genco Stock in an amount of up to $2.85 billion(4) at any one time outstanding during the Authorization Period, where the proceeds of such financing transactions will be used to extend the terms of or replace, refund or refinance existing secured obligations, provided in each case that CenterPoint's total capitalization is not increased as a result of such financing transaction. Any financings under the requested authority will be subject the following general terms, consistent with those established in the Omnibus Financing Order:

                  (a) Effective Cost of Money. The effective cost of money on any long-term debt financings occurring pursuant to the authorizations granted under this Application-Declaration will not exceed the greater of (i) 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of the subject debt, but in no event greater than the current rates under the CenterPoint Facility or (ii) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies of reasonably comparable credit quality as determined by the competitive capital markets.(5)

                  (b) Maturity. The maturity of long-term indebtedness will not exceed 5 years.

                  (c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application-Declaration will not exceed 7% of the principal or total amount of the securities being issued.(6)

                  (d) Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used to refinance or acquire, retire or redeem pursuant to Rule 42 under the Act of securities previously issued by CenterPoint or its Subsidiaries.

----------

         (4) Under the structure outlined above, CenterPoint would issue less than $2.5 billion in secured debt (in the form of the New Facility and the B
Loan). The remainder of the CenterPoint Facility would be replaced with a combination of unsecured debt and the T&D Utility borrowings. Because, however, the types and amounts of the constituent financings have not yet been finally determined, CenterPoint needs to preserve the ability to replace the CenterPoint Facility in its entirety with lower cost secured debt at the CenterPoint level. CenterPoint will amend the filing to reflect the ultimate form of the transactions. In no event would the overall amount of CenterPoint secured debt be increased as a result of the proposed transactions.

         (5) The term "competitive capital markets" does not mean that competitive bidding is required in connection with any of the securities issuances for which authority is requested herein.

         (6) Issuance Expenses will not count toward the Effective Cost of Money discussed above.

                  (e) Common Equity Ratio. At all times during the Authorization Period, each of the T&D Utility, GasCo, and Texas Genco, LP (the "Utility Subsidiaries") will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission adjusted to reflect changes in capitalization since the balance sheet date therein; (7)

                  (f) Investment Grade Ratings. No securities may be issued in reliance on the authority requested herein unless: (i) the security to be issued, if rated, is rated investment grade by at least one nationally recognized statistical rating organization as that term is used in paragraphs (c)(2)(vi)(E),
                  (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934 ("NRSRO"); (ii) all outstanding rated securities of the issuer are rated investment grade by at least one NRSRO; and (iii) all outstanding rated securities of CenterPoint are rated investment grade by at least one NRSRO.(8)

                  (g) Authorization Period. No security will be issued pursuant to the authority sought herein after the last day of the Authorization Period (which is June 30, 2005), provided, however, that securities issuable or deliverable upon exercise or conversion of, or in exchange for, securities issued on or before June 30, 2005 in accordance with the terms of such authorization may be issued or delivered after such date.


ITEM 2.           FEES, COMMISSIONS AND EXPENSES.

                  The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application-Declaration are estimated to be $20,000.

----------

         (7) Net of securitization debt, CenterPoint's projected equity capitalization will be 30% or greater by the end of 2006. In connection with the requested authority, CenterPoint is undertaking to provide the Commission on a quarterly basis confidential exhibits updating CenterPoint's financial projections and assumptions through 2006.


Upon the issuance of the securitization bonds described herein, the T&D Utility may have common equity capitalization of less than 20% if the securitization debt is included. The Applicants ask the Commission take into account the unique nature of securitization debt when it passes upon the request to form and capitalize special-purpose subsidiaries to issue securitization debt.

         (8) The Applicants ask the Commission to reserve jurisdiction of the issuance of securities subject to the Investment Grade Ratings criteria where one or more of the Investment Grade Ratings criteria are not met.

ITEM 3.           APPLICABLE STATUTORY PROVISIONS.

A.       Applicable Provisions

                  In the Secured Financing Order, the Commission authorized CenterPoint to pledge the Texas Genco Stock in connection with the refinancing of approximately $3.85 billion of CenterPoint debt. The analysis applied by the Commission in granting that order is equally valid here.

                  The proposed issuance of debt secured by a pledge of the Texas Genco Stock is subject to Sections 6(a) and 7 of the Act and Rules 44 and 54.
Section 6(a) requires the filing of a declaration with the Commission in connection with (1) an issuance and sale of any security by a registered holding company or subsidiary company or (2) an exercise of "any privilege or right to alter the priorities, preferences, voting power or other rights of the holders of an outstanding security" of the registered holding company or subsidiary. Commission approval of a declaration is subject to Section 7(c), which concerns the type of security and purpose for which it is issued. If the standards of Sections 7(c) and 7(g) (which concerns any necessary state approvals and is inapplicable in this matter) are met, the Commission "shall" permit a declaration to become effective, unless it makes certain findings described in
Section 7(d) of the Act. Rule 44 requires the filing of a declaration in connection with the proposed sale of a security of a public-utility company by a registered holding company.

                  Section 7(c) of the Act provides in pertinent part that the Commission shall not permit a declaration regarding the issue or sale of a security to become effective unless it finds that: (1) "such security is ... (B) a bond ... (iii) secured by any other assets of the type and character which the Commission by rules and regulations or order may prescribe as appropriate in the public interest or for the protection of investors." During the early years of its administration of the Act, the Commission broadly interpreted the term "bond" in section 7(c)(1)(B) of the Act to apply to a variety of debt instruments, including loan agreements such as the one for which CenterPoint is seeking approval, when:

                  The note is to be issued pursuant to a loan agreement between the borrower and the bank setting forth the terms and conditions on which the security of the loan is to be held and containing various covenants on the part of the borrower. Because of that fact and the other circumstances surrounding the issuance of the note, the Commission deems that the note constitutes a "bond" within the meaning of that word as used in Section 7(c).

The Commission has explained that:

                  The addition to Section 7(c)(1)(B) of subparagraph (iii) did not reflect an intention by Congress to permit pyramiding. It embodied the specific requirement that we find the security for proposed bonds to be of a type and character appropriate in the public interest and for the protection of investors.

With the passage of time, registered holding companies came to assume a more "classical" capital structure, i.e., one in keeping with the Commission's standard of appropriate capitalization, and the need for such relief faded. As late as 1958, however, the Commission continued to cite these early decisions as precedent:

                  In general, in the case in which we have approved under
                  Section 7(c)(1)(B)(iii) the issuance of holding company debt securities secured by the common stock of subsidiaries, the nature of and the circumstances surrounding the proposed debt issue and the proposed security -- such as the absence of substantial debt or other senior securities in the subsidiaries, the short maturity of the proposed securities or the likelihood of their early retirement -- have been such as to satisfy us that the public and investor interests were being appropriately safeguarded.

The situation of CenterPoint, which is newly registered and has a capital structure that has been affected by the legislation enacted by the Texas legislature in June 1999 (the "Texas Law") and the Distribution of Reliant Resources (as described in the Secured Financing Order), is comparable to that of the registered holding companies in these early matters and, as the Commission found in the Secured Financing Order, the proposed issue and sale of secured debt is within the precedent under Section 7(c)(1)(B)(iii) of the Act.

                  It is important to remember that CenterPoint has intended from the beginning to sell or otherwise monetize the Texas Genco Stock and to use the proceeds to reduce system debt. Further, in this matter, as in the precedent, the declaration concerns "transactions involved in carrying out a general program of refunding, upon more favorable terms, outstanding indebtedness" of a newly registered holding company. Accordingly, the secured debt is permissible under Section 7(c)(1)(B)(iii) of the Act.

                  No adverse findings are required under Section 7(d) of the Act. In particular, no adverse finding is required under Section 7(d)(1) or (2) concerning the pledge of the stock. Among other things, Section 7(d) authorizes the Commission to authorize the issuance of a security unless it finds that: (1) "the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding company system; or (2) the security is not reasonably adapted to the earning power of the declarant."

                  The Commission has granted other registered holding companies the ability to engage in various types of secured financings. In addition, the Commission has permitted a registered holding company to establish a secured credit facility for the purpose of maintaining liquidity during a financial crisis as part of an effort to return to a more secure financial footing. The decision was largely based on the Commission's recognition of the "urgent and necessary cash requirements of applicants' operations as public utility companies, or ... as the parent."

                  The circumstances of this matter warrant authorizing secured debt of the type that CenterPoint proposes under Section 7(d). In particular, the proposed transactions are not being proposed in connection with CenterPoint's taking on any additional debt, but solely in connection with a refinancing of existing debt.

                  Furthermore, the value of the collateral and the holding company's other unencumbered assets exceeds the amount of CenterPoint's total indebtedness and other liabilities. The stock pledge will not increase the risk of default on any of CenterPoint's other obligations.

                  Applicants state that CenterPoint and its subsidiary companies expect to meet their capital requirements through cash flows from operations, bank borrowings and proceeds from debt and/or equity offerings. Applicants will provide cash flow projections that show that the CenterPoint System's current liquidity, along with anticipated cash flows from operations and proceeds from borrowings, will be sufficient to meet cash needs. In each year from 2003 through 2007, CenterPoint projects that its internally generated cash will be more than sufficient to cover its anticipated capital expenditures and other internal operating cash needs of the CenterPoint System.

                  As noted previously, the early cases focused as well on the protection of the secured creditor. The value of the pledge of Texas Genco Stock could be diminished if, for example, the holding company were to issue excessive amounts of debt at Texas Genco Holdings, Inc. or its subsidiary companies (together, the "Texas Genco entities"). To that end, the Commission in the Omnibus Financing Order has limited to $250 million the amount of debt that can be issued by the Texas Genco entities (as compared to the estimated $1.5 billion market value of Texas Genco assets). Accordingly, no adverse finding is required under Section 7(d)(1).

                  No adverse finding is necessary under Section 7(d)(2), which concerns the earning power of the declarant. The CenterPoint System is a fundamentally sound utility system that lacks the risks associated with merchant energy generation and marketing. Following the restructuring, CenterPoint is no longer responsible for making retail electric sales to customers, as that role is now the responsibility of Reliant Resources' retail segment; the T&D Utility is precluded by the Texas Act from selling electricity at retail; and unlike the regulated entity under most other deregulation schemes, the T&D Utility has no obligation to serve as a provider of last resort and only provides the wires and service to deliver the electricity from the generating company to the retail provider's customers. Nor does the T&D Utility retain the electric power-sourcing obligation that has traditionally been the origin of most risk for electric utilities. Net of securitization debt, CenterPoint's equity capitalization is projected to be 30% or more in 2006, and the growth of equity as a percentage of capitalization is expected to continue in subsequent years. Other indices of financial stability include: (i) a growing, stable customer rate base that the CenterPoint utilities have served for many years; (ii) a state regulatory regime that has avoided the mistakes of other deregulation plans by allowing for a market adjustment of retail rates; (iii) positive and substantial cash flow from operations; and (iv) the ability, under Texas Commission orders, to securitize stranded costs and regulatory assets and to repay obligations to holders of securitization bonds through non-bypassable transition charges which are creatures of state law. In view of the circumstances of this matter, including the specific protections afforded by the Texas Law, no adverse finding is required under Section 7(d)(2) of the Act.

                  Finally, no adverse finding is required under Section 7(d)(3) of the Act, which concerns the necessity and appropriateness of a proposed financing to the economical and efficient operations of a registered system. As noted above, the proposed pledge of Texas Genco Stock is intended to minimize the costs of the associated financing and so provide for the economical and efficient operations of CenterPoint's businesses. No adverse finding is required under Section 7(d)(3) of the Act.

B.       Rule 54 Analysis.

                  The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any Subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

                  As a result of the Restructuring authorized in the order dated July 5, 2002 (HCAR No. 27548 (the "July Order")) (as such term is defined in the July Order), CenterPoint had negative retained earnings as of December 31, 2002. Thus, although CenterPoint's aggregate investment (as defined in Rule 53(a)(1)(i) under the Act), in EWGs and FUCOs as of December 31, 2002 was approximately $8 million, the Company is not currently in compliance with the requirements of Rule 53(a)(1) under the Act. As previously explained, CenterPoint is attempting to dispose of its remaining interests in EWGs and FUCOs and is not planning to invest any more monies in those businesses.

                  CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4.           REGULATORY APPROVAL.

                  No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Application-Declaration.

ITEM 5.           PROCEDURE.

                  The Commission is respectfully requested to publish the requisite notice under Rule 23 under the Act with respect to this Application-Declaration as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS.

A.       Exhibits.

F-1.1 Opinion of counsel (to be filed by amendment).

G-1 Revised table setting forth by issuer: (i) the type of securities and amount of each that is outstanding or, in the case of credit facilities that are not fully drawn, could be outstanding as of April 30, 2003; (ii) the amount of incremental investment authority that is being requested; and (iii) the total amount of securities that could be outstanding pursuant to the requested authority (to be filed by amendment).

G-1.1 Chart setting forth external debt and trust preferred securities of CenterPoint and its subsidiaries as of May 31, 2003 (filed as Exhibit 99.3 to CenterPoint's Current Report on Form 8-K dated as of June 2, 2003 (File No. 1-31447) on June 11, 2003 and incorporated by reference herein).

H-1      Proposed Form of Notice.

B.       Financial Statements.

FS-1 Consolidated Balance Sheets of CenterPoint as of December 31, 2002 and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-31447)).

FS-2 Consolidated Balance Sheets of CenterPoint as of March 31, 2003 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the three months ended March 31, 2003 (unaudited) (incorporated by reference to CenterPoint's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (File No. 1-31447)).

FS-3 Consolidated Balance Sheets of CenterPoint as of December 31, 2002, and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to the Current Report of CenterPoint on Form 8-K dated as of May 12, 2003 (File No. 1-31447)).

FS-4 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of December 31, 2002 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended

December 31, 2002 (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-03187)).

FS-5 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of March 31, 2003 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the three months ended March 31, 2003 (unaudited) (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (File No. 1-03187)).

FS-6 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of December 31, 2002 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to the Current Report of CenterPoint Energy Houston Electric, LLC on Form 8-K dated as of May 15, 2003 (File No. 1-03187)).

FS-13 CenterPoint consolidated financials (forecasts through 2007) (to be filed in connection herewith with a request for confidential treatment).

FS-14 CenterPoint Energy Houston Electric, LLC financials (forecasts through
2007) (to be filed in connection herewith with a request for confidential treatment).

FS-18 CenterPoint equity percentages (forecasts through 2007) (to be filed in connection herewith with a request for confidential treatment).

FS-19 CenterPoint Energy Houston Electric, LLC equity percentages (forecasts through 2007) (to be filed in connection herewith with a request for confidential treatment).

ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  July 17, 2003

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By:  /s/ Rufus S. Scott
     -----------------------
     Rufus S. Scott
     Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
  F-1.1           Opinion of counsel (to be filed by amendment).

  G-1 Revised table setting forth by issuer: (i) the type of securities and amount of each that is outstanding or, in the case of credit facilities that are not fully drawn, could be outstanding as of April 30, 2003; (ii) the amount of incremental investment authority that is being requested; and
                  (iii) the total amount of securities that could be outstanding pursuant to the requested authority (to be filed by amendment).

  G-1.1 Chart setting forth external debt and trust preferred securities of CenterPoint and its subsidiaries as of May 31, 2003 (filed as Exhibit 99.3 to CenterPoint's Current Report on
                  Form 8-K dated as of June 2, 2003 (File No. 1-31447) on June
                  11, 2003 and incorporated by reference herein).

  H-1             Proposed Form of Notice.